Preliminary results of Betaferon(R) 16-Year Long-Term Follow-up Study show positive long-term impact of early treatment initiation

Berlin, April 15, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that preliminary results of the Betaferon(R) 16-Year Long-Term Follow-up Study (16-Year LTF Trial) of patients with multiple sclerosis (MS) showed that treatment with Betaferon(R) is safe in the long-term. Data presented yesterday at the American Academy of Neurology (AAN) meeting are the longest-term assessment of any MS-specific treatment carried out to date.
The 16-Year LTF Trial provides clinical assessment of patients who first enrolled in the Betaferon(R) pivotal trial between 1988 and 1990. To date, 234 patients from the pivotal trial have been identified (63 percent of the original cohort). All 11 original trial sites are participating in the study, and some sites have identified all of their original patients. The 16-Year LTF Trial is expected to be completed later this year.
The data showed that 50 percent of the MS-patients originally assigned to the Betaferon(R) 250 mcg group reported being able to walk with or without assistance, compared with 41 percent originally assigned to the placebo group. Further, 94 percent of the patients originally assigned to the Betaferon(R) 250 mcg group are still alive, compared to 82 percent originally assigned to the placebo group.
"Betaferon(R) is the only MS treatment that has been investigated for more than 16 years, proving its long-term efficacy and safety in a wide-range of patients,? said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics of the Schering Group. ?Since MS is a chronic condition that requires life-long treatment, information about long-term experience is the only way that physicians and patients can feel truly confident in long-term efficacy and safety. We are also convinced that MS as a multi-faceted disease requires intensive research to investigate and support the importance of initiating treatment as early as possible.?
The Betaferon(R) 16-Year LTF Trial study is expected to provide landmark long-term effectiveness and safety data for patients initiated on Betaferon(R) compared to control populations. Moreover, the results are expected to elucidate possible effects of early treatment initiation on a patient's clinical disease course.

Additional information:
Study design and results
Patients in the pivotal trial were placed in one of three study arms, Betaferon(R) 50 mcg*, Betaferon(R) 250 mcg or placebo. Based on this study, Betaferon(R) 250 mcg was approved in the US in 1993. A preliminary assessment of the patients grouped according their original treatment allocation in the pivotal trial (intent-to-treat principle) revealed that to date, patients treated with Betaferon(R) 250 mcg in the pivotal trial are more likely to report continued ability to walk unaided or using aids when compared to patients receiving a lower Betaferon(R) dose or placebo. 39 of the 78 patients (50 percent) originally assigned to the Betaferon(R) 250 mcg group reported being able to walk with or without assistance, compared with 32 of the 78 patients (41 percent) originally assigned to the placebo group.
Nearly 90 percent of the 234 patients identified to date are still alive. 73 of the 78 identified patients (94 percent) originally assigned to the Betaferon(R) 250 mcg group are still alive, compared with 64 of the 78 identified patients (82 percent) originally assigned to the placebo group.

Sixteen Years of Betaferon(R) Trials in Patients with MS
The Betaferon(R) pivotal trial was the first large, randomized, placebo-controlled study of any therapy in MS. This groundbreaking study was conducted in North America and led to the approval of Betaferon(R), the first disease-modifying agent for MS, in 1993. Patients were placed in one of three study arms, Betaferon(R) 50mcg, Betaferon(R) 250mcg or placebo, with a median duration of 45-48 months. Analysis after two years, demonstrated that significantly more patients receiving Betaferon(R) were relapse-free, that those relapses that occurred were less severe and that hospitalizations for MS were cut nearly in half. These results were again demonstrated at five years.
At the 12-year mark, the pioneering Betaferon(R) clinical trial program again reported positive efficacy and safety results. The London (Ontario) MS clinic conducted a follow-up study with the 45 patients from the clinic who participated in the pivotal trial. This 12-year study demonstrated the long-term efficacy and safety of Betaferon(R).

* The Betaferon(R) 50mcg dose was a study dose only. The FDA approved and marketed dose is Betaferon(R) 250mcg.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.


Your contacts at Corporate Communication:
Media Relations: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:
Media Relations: Marcy Funk, T: +1-973-487 2095, marcy_funk@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng